Exhibit 99.1

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

FINANCIAL STATEMENTS

FOR THE PERIOD FROM NOVEMBER 2 TO DECEMBER 31 2021

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Shenyang Tianxinhao Technology Limited:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Shenyang Tianxinhao Technology Limited (the “Company”) as of December 31, 2021, the related statements of comprehensive loss, changes in shareholders’ equity and cash flows for the period from November 2 to December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the period from November 2 to December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Basis of Preparation and Restriction of use of the Audit Report

Without qualifying our opinion above, we draw attention to Note 2 of the financial statements. This report has been prepared for X Financial for the purpose of the preparation of X Financial’s financial statements and reports. It should not be relied upon by any other party for any other purpose and we expressly disclaim any liability or duty to any other party in this report. It should not be disclosed, referred to or quoted in whole or in part without our prior written consent.

/s/ Shanghai Perfect C.P.A Partnership

Shanghai Perfect C.P.A Partnership

Shanghai, the People’s Republic of China

April 22, 2022

We have served as the Company’s auditor since 2022.

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

BALANCE SHEETS

(Amounts in Renminbi (“RMB”))

		As of December 31,
	Note	2021
ASSETS:
Current assets:
Cash and cash equivalents		1,691,806
Other receivables, net	4	67,983,349
Amounts due from the immediate holding company	8	939,500,000
Total current assets		1,009,175,155

Non-current assets:
Property and equipment, net	5	3,642,050
Long-term investment		538,864,786
Total non-current assets		542,506,836

TOTAL ASSETS		1,551,681,991

LIABILITIES AND SHAREHOLDER’S EQUITY :
Current liabilities:
Accrued expenses and other current liabilities	6	363,587,643
Total current liabilities		363,587,643

TOTAL LIABILITIES		363,587,643

Commitments and contingencies	9
Shareholders’ equity:		1,188,094,348

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,551,681,991

The accompanying notes are an integral part of these financial statements.

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in Renminbi (“RMB”))

		For the period from
		November 2 to December 31,
	Note	2021
Operating expenses:
General and administrative		58,597
Provision for account and other receivables		867,560
Total operating expenses		926,157
Loss from operations		(926,157)

Interest income		3,426
Share of profit of an associate		3,467,702
Finance cost		(5,475,943)
Loss before provision for income taxes		(2,930,972)
Income tax expenses	7	—
Net loss		(2,930,972)

Other comprehensive income:
Share of other comprehensive income of an associate		1,931,115
Comprehensive loss		(999,857)

The accompanying notes are an integral part of these financial statements.

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in Renminbi (“RMB”))

For the period from November 2 to December 31,2021

			Accumulated other	Total
	Registered	Retained	comprehensive	shareholders’
	capital	earnings	income	equity

Balance as of November 2, 2021	1,500,000,000	(310,230,167)	(675,628)	1,189,094,205

Net loss	—	(2,930,972)		(2,930,972)
Other comprehensive income	—	—	1,931,115	1,931,115

Balance as of December 31, 2021	1,500,000,000	(313,161,139)	1,255,487	1,188,094,348

The accompanying notes are an integral part of these financial statements.

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”))

		For the period from
		November 2 to December 31,
	Note	2021
Cash flows from operating activities:
Net loss		(2,930,972)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation		39,305
Provision for account and other receivables		867,560
Share of profit of an associate		(3,467,702)
Finance cost		5,475,943

Changes in operating assets and liabilities:
Other receivables		29,096,429
Accrued expenses and other current liabilities		121,658,027
Net cash used in operating activities		150,738,590

Net cash provided by investing activities		—

Repayment of loan from a shareholder		(150,750,000)
Net cash used in provided by financing activities		(150,750,000)

Decrease in cash and cash equivalents		(11,410)

Cash and cash equivalents, beginning of the period		1,703,216

Cash and cash equivalents, end of the period		1,691,806

The accompanying notes are an integral part of these financial statements.

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD FROM NOVEMBER 2 TO DECEMBER 31, 2021

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Shenyang Tianxinhao Technology Limited (the “Company”), was incorporated in the People’s Republic of China (“PRC”) on October 12, 2015. The Company is primarily engaged in computer network technology, communication engineering technology, network engineering technology, biological products, mechanical and electrical product technology development, technology transfer, technology consulting services; interior and exterior decoration engineering, building insulation engineering design and construction in PRC.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements of the Company have been prepared in accordance with the U.S. generally accepted accounting principles (‘‘US GAAP’’).

The financial statements have been prepared on a historical cost basis. The financial statements are presented in Renminbi (“RMB”), except when otherwise indicated.

The financial statements have been prepared for X Financial for the purpose of the preparation of X Financial’s financial statements and reports. It should not be relied upon by any other party for any other purpose.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, provision for account and other receivables, estimating useful lives for long-lived assets, impairment of long-lived assets and long-term investments. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

Cash and cash equivalents

Cash and cash equivalents consists of demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

Accounts receivable, net of allowance

Accounts receivable represents those receivables derived in the ordinary course of business, carried at net realizable value.

The Company maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Company serves. The provision for doubtful accounts receivable of RMB836,433 was recognized for the period from November 2 to December 31, 2021.

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD FROM NOVEMBER 2 TO DECEMBER 31, 2021

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 years
Computer equipment	3 years
Office equipment	3 years
Leasehold improvement	Over the shorter of lease term or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense when incurred, whereas the cost of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the statements of operations.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of carrying amount over the fair value of the assets. No impairment loss was recognized for the period from November 2 to December 31, 2021.

Long-term investments

Equity Method Investment

The Company uses the equity method of accounting for the long-term investments when the Company has the ability to significantly influence the operations or financial activities of the investee. The Company record the equity method long-term investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD FROM NOVEMBER 2 TO DECEMBER 31, 2021

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-term investment of the Company is an equity investment of a PRC private company, Newup Bank of Liaoning (“Newup Bank”). Newup Bank is a private bank incorporated on September 28, 2017 in Liaoning, PRC and it is the first private bank in Liaoning, PRC. On May 24, 2017, the Company invested RMB560,000,000 for 28% equity interest of Newup Bank. The significant influence can be given by the company as the company has its representation on the board and thus equity method was applied. The Company recognized share of profit of an associate of RMB3,467,702 and share of other comprehensive income of an associate of RMB1,931,115 during the period from November 2 to December 31, 2021.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The Company follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. A valuation allowance would be recorded against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions for the period from November 2 to December 31, 2021. As of December 31, 2021, the Company did not have any significant unrecognized uncertain tax positions.

Comprehensive income

Comprehensive income is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the statements of comprehensive income, including net profit, presented net of tax.

Segment reporting

The Company follows ASC 280, “Segment Reporting.” The Company’s chief operating decision-maker reviews the financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business major in PRC as a single segment. As the Company’s long-lived assets are substantially all located in the PRC, no geographical segments are presented.

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD FROM NOVEMBER 2 TO DECEMBER 31, 2021

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1-inputs are based upon quoted prices for instruments traded in active markets.

Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, cash flow models, and similar techniques.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, amounts due from the immediate holding company and other receivable. The carrying values of cash, amounts due from the immediate holding company and other receivable approximate their fair values reported in the balance sheets due to the short-term maturities.

Recent accounting pronouncements

In August 2020, the FASB issued a new standard (ASU 2020-06) to reduce the complexity of accounting for convertible debt and other equity-linked instruments. For certain convertible debt instruments with a cash conversion feature, the changes are a trade-off between simplifications in the accounting model (no separation of an “equity” component to impute a market interest rate, and simpler analysis of embedded equity features) and a potentially adverse impact to diluted EPS by requiring the use of the if-converted method. The new standard will also impact other financial instruments commonly issued by both public and private companies. For example, the separation model for beneficial conversion features is eliminated simplifying the analysis for issuers of convertible debt and convertible preferred shares. Also, certain specific requirements to achieve equity classification and/or qualify for the derivative scope exception for contracts indexed to an entity’s own equity are removed, enabling more freestanding instruments and embedded features to avoid mark-to-market accounting. The new standard is effective for companies that are SEC filers (except for Smaller Reporting Companies) for fiscal years beginning after December 15, 2021 and interim periods within that year, and two years later for other companies. Companies can early adopt the standard at the start of a fiscal year beginning after December 15, 2020. The standard can either be adopted on a modified retrospective or a full retrospective basis. The Company is currently reviewing the newly issued standard and does not believe it will materially impact the Company.

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD FROM NOVEMBER 2 TO DECEMBER 31, 2021

3.    CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

4.    OTHER RECEIVABLES, NET

As of December 31,
2021
RMB

Other receivables, net of allowance for doubtful accounts of RMB328,765,966 at December 31, 2021(i)	67,983,349

(i)	A provision for loss is recognized in operating expenses when the loss on such assets is determined to be probable and amount can be reasonably estimated. The Company provided provision of RMB31,127 for other receivables and wrote off the doubtful other receivables of RMB31,127 during the period from November 2 to December 31, 2021.

5.    PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

As of December 31,
2021
RMB
Buildings	4,103,122
Computer equipment	4,988
Office equipment	6,989
Leasehold improvement	112,260
Total	4,227,359
Less: accumulated depreciation	585,309
Property and equipment, net	3,642,050

6.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

		As of December 31,
		2021
		RMB
Accrued payroll and welfare		5,000
Other tax payable		4,455
Other payables	(i)	363,578,188
		363,587,643

(i)	The amount represents the loans borrowed from a third party of RMB338,765,966 with no fixed repayment terms, interest expense incurred on loan was RMB5,475,943 during the period from November 2 to December 31,2021 and interest free loan from another third party of RMB750,000 with no fixed repayment terms.

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD FROM NOVEMBER 2 TO DECEMBER 31, 2021

7.    INCOME TAXES

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to domestic enterprises. No taxable income was generated for the Company. No income tax was credited to the Company.

Reconciliation between the income taxes benefits computed by applying the PRC tax rate to loss before income taxes and the actual credit for income taxes is as follows:

For the year ended
December 31,
2021
RMB
Net loss before provision for income taxes	(2,930,972)
Statutory tax rates in the PRC	25%
Income tax at statutory tax rate	(732,743)
Non-taxable income	(866,926)
Changes in valuation allowance	1,599,669
Income tax expenses	—

Unrecognized Tax Benefits

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021, the Company did not have any significant unrecognized uncertain tax positions.

8.    RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Shenzhen SUNHOPE Investment Development Co., Ltd.	The immediate holding company
Shenzhen Yingaigo Trading Co., Ltd.	Shareholder

(a)	As of December 31, 2021, the following balances were due from the related parties:

Current assets	As of December 31,
Amount due from related parties	2021
RMB
Shenzhen SUNHOPE Investment Development Co., Ltd.	939,500,000

SHENYANG TIANXINHAO TECHNOLOGY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD FROM NOVEMBER 2 TO DECEMBER 31, 2021

8.    RELATED PARTY BALANCES AND TRANSACTIONS (CONTIUNED)

(b)	Details of related party transactions occurred during the period from November 2 to December 31, 2021 were as follows:

Repayment of loan from a shareholder	For the period from
November 2 to
December 31,
2021
RMB
Shenzhen Yingaigo Trading Co., Ltd.	150,750,000

9.    COMMITMENTS AND CONTINGENCIES

The Company did not have significant capital and other commitments as of December 31, 2021.

10.    SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up through the date that the financial statement was issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.